

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2026

René Russo
Chief Executive Officer
Xilio Therapeutics, Inc.
828 Winter Street, Suite 300
Waltham, MA 02451

      Re: Xilio Therapeutics, Inc.
          Registration Statement on Form S-3
          Filed May 12, 2026
          File No. 333-295785

Dear René Russo :

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Lauren Hamill at 303-844-1008 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Molly Fox